ANNUAL REVIEW AND RENEWAL OF JOINT FIDELITY BOND COVERAGE INSURANCE POLICY (EQUITY, SERIES AND INCOME TRUSTS)

WHEREAS, the Board of Trustees (the “Board”) of the Alpine Equity Trust, Alpine Series Trust and Alpine Income Trust (the “Funds”) has determined that it is in the best interests of the Funds to renew the joint fidelity bond (“Bond”) coverage covering the Funds against larceny and embezzlement by, among others, officers and employees of the Funds, in accordance with the requirements of Rule 17g-1 promulgated by the U.S. Securities and Exchange Commission (“SEC”) under Section 17(g) of the Investment Company Act of 1940, as amended (“1940 Act”);

RESOLVED, that after considering all relevant factors, including but not limited to, the existing and projected value of the aggregate assets of each registered investment company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping for such assets, the nature of the securities held by each Fund, the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent, if any, to which the share of the premium allocated to each registered investment company varies from the premium such registered investment company would have had to pay if it had provided and maintained a single insured bond, it is the judgment of the Trustees that the Bond is reasonable as to its form as anticipated by the binders and that coverage in the stated amount is reasonable and therefore that the Funds’ Bond coverage hereby be approved with Chubb Group of Insurance Companies or another comparable carrier in the amount of $6,600,000 with an annual premium amount of $12,084 to be allocated to the Funds as contained in the materials herein, for a one-year term expiring on March 31, 2011;

FURTHER RESOLVED, that the officers of the Funds be, and hereby are, authorized and directed to enter into an agreement with the other insureds under the Bond regarding the allocation of the proceeds of any recovery under the Bond, under paragraph (f) of Rule 17g-1 promulgated by the SEC under the 1940 Act, such agreement to continue so long as the Bond is in force and whether or not the coverage thereunder is increased or decreased, and to increase the amount of such Bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act; and be it

FURTHER RESOLVED, that any appropriate officer of the Funds is authorized to make any and all payments and do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with the foregoing resolution, and to make the filings and give the notices required by Rule 17g-1(g) under the 1940 Act.